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06008151

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/05   AND ENDING   12/31/05
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC SPECIALISTS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

111 WEST JACKSON BOULEVARD, 20TH FLOOR
                        (No. and Street)

CHICAGO   IL   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS PERZ   312-692-5075
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
                (Name – if individual, state last, first, middle name)

230 WEST MONROE STREET, SUITE 330   CHICAGO   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
Th...
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __FRED GOLDMAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EQUITEC SPECIALISTS, LLC__ , as of __DECEMBER 31__ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
THERESA VICKERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-14-2008

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

RAVID &
BERNSTEIN LLP

Certified Public Accountants

◇ John V. Basso, CPA
◇ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Equitec Specialists, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Specialists, LLC (the Company) as of December 31, 2005, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 15, 2006

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EQUITEC SPECIALISTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	7,141
Marketable securities		81,764,347
Deposits/exchange memberships		80,000
	$	81,851,488

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Due to clearing organization	$	36,132,091
Securities sold, not yet purchased, at market value		33,479,286
Accrued expenses		2,368,058
		71,979,435
Members' Capital		9,872,053
	$	81,851,488

See Notes to Financial Statements.

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EQUITEC SPECIALISTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Trading income, net	$ 9,982,793	
Unrealized loss on exchange membership	(285,000)	
Interest and dividend income:		
Dividend income	1,854,155	
Short stock interest	340,601	
Credit interest	131,606	
		$ 12,024,155
EXPENSES:		
Payroll	2,607,601	
Interest expense	1,897,127	
Dividend expense	50,973	
Brokerage	632,674	
Office expenses	208,847	
Exchange fees/costs	145,262	
Technology fees	110,000	
Seat lease	9,050	
Professional fees	6,971	
		5,668,505
NET INCOME		6,355,650
MEMBERS' CAPITAL, BEGINNING OF YEAR		8,366,403
CAPITAL CONTRIBUTIONS		400,000
CAPITAL WITHDRAWALS		(5,250,000)
MEMBERS' CAPITAL, END OF YEAR		$ 9,872,053

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATIONS:		
Net income		$ 6,355,650
Adjustments for items not affecting cash flows:		
Unrealized loss on exchange membership		285,000
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in deposits	20,000	
Increase in securities owned	(31,254,855)	
Increase in balance due to clearing organization	22,109,331	
Increase in securities sold, not yet purchased	5,067,613	
Increase in accrued expenses	2,270,903	
Net cash provided by operations		$ 4,853,642
FINANCING ACTIVITIES:		
Capital contributions	400,000	
Capital withdrawals	(5,250,000)	
Net cash used in financing activities		(4,850,000)
NET INCREASE IN CASH		3,642
CASH, BEGINNING OF YEAR		3,499
CASH, END OF YEAR		$ 7,141
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 1,780,191

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

1.   Organization:

        The Company is a wholly owned subsidiary of Equitec Group, LLC. Equitec Specialists, LLC ("Company"), formerly known as LCS, LLC, was organized under the Limited Liability Company Act of Illinois on February 16, 2000. The Company engages in proprietary trading, market making activities and is a specialist in the trading of stock and single stock futures thereon, on organized exchanges in the United States. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSX), the Philadelphia Stock Exchange (PHLX), the National Stock Exchange (NSX), the American Stock Exchange (AMEX) and the ONEChicago Exchange. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing broker.

2.   Significant Accounting Policies:

        The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

        For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

        Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

        Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies – continued:

    Exchange memberships are recorded at cost or, where an impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment. At December 31, 2005, the market value of a Chicago Stock Exchange membership was $22,000, representing a substantial decline from the Company's original cost of $307,000. Since management deems the decline to be other than temporary in nature, the value of the membership was reduced to $22,000. The decrease of $285,000 was charged to operations for 2005.

    A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Derivative Financial Instruments:

    Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

    The Company's market-making and trading activities expose the Company to market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Securities Owned and Sold, Not Yet Purchased:

    Marketable securities owned and sold but not yet purchased consist of trading and investment securities at market values, as illustrated below.

	Owned	Sold, Not Yet Purchased
Equities	$ 63,212,347	$ 17,206,005
Options	18,552,000	16,273,281
	$ 81,764,347	$ 33,479,286

The options stated above represent derivative financial instruments. See Note 3.

5.   Net Capital Requirements:

      The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.   At December 31, 2005 the Company had net capital of $3,747,422, which was $3,596,694 in excess of its required capital.

6.   Principal Transaction Revenue:

      During 2005 the Company's principal transaction revenue consisted entirely of equity activities (including equity shares, options and options on stock indexes) totaling $9,982,793.

7.   Subsequent Event:

      On January 6, 2006, the U.S. Securities and Exchange Commission notified the Company that it was investigating certain specialist trading on regional and options exchanges, and, pursuant to Section 17(a) of the Securities and Exchange Act of 1934, requested that the Company voluntarily provide certain documents.

EQUITEC SPECIALISTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 9,872,053
Less:	
Non-allowable assets	(80,000)
Haircuts required	(5,719,246)
Undue concentration	(325,385)
NET CAPITAL	3,747,422
Minimum capital requirement	150,728
EXCESS NET CAPITAL	$ 3,596,694
EXCESS NET CAPITAL AT 1000%	$ 3,521,330

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 2,260,917
Ratio: Aggregate indebtedness to Net Capital	60.33% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2005.

RAVID &
BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA

◆ William H. Brock, CPA

◆ Mark T. Jason, CPA

◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Equitec Specialists, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Specialists, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street   ◆   Suite 330   ◇   Chicago, IL 60606   ◇   Tel. 312/782 4710   ◇   Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, the Philadelphia Stock Exchange, the National Stock Exchange, the American Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 15, 2006

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